Exhibit 99.1

National Grid 2020/21 Half Year Results Statement

London | 12 November 2020:
National Grid, a leading energy transmission and distribution company, today announces its Half Year results.

nationalgrid

Report for the period ended
30 September 2020

Highlights

- Delivered safe, reliable networks throughout the COVID-19 pandemic
- Submitted comprehensive response to Ofgem RIIO-2 draft determination consultation
- Progressed a way forward on addressing downstate New York gas supply constraints
- Published our first Responsible Business Charter, setting updated ESG targets for 2030
- Continued positive discussions with NY PSC on new rates for KEDNY-KEDLI
- Filed for new rates for Niagara Mohawk
- Filing for Massachusetts Gas on 13 November
- Construction of three interconnectors remains on track

Financial Performance

- Underlying operating profit down 12% to £1.1bn
- Statutory operating profit up 13% to £1.1bn
- Underlying EPS down 14% to 17.2p reflecting higher COVID-19 related costs including US bad debts, storm costs, partly offset by improved UK Gas Transmission and US revenues
- Statutory EPS of 17.1p, up 51% reflecting mark-to-market remeasurement gains
- Capital investment of £2.6bn down 6%; stronger investment offset by the non-recurrence of Geronimo acquisition
- Interim dividend 17.0p/share in line with policy (16.57p/share in prior period)
- FY21 outlook: assumed COVID-19 underlying operating profit impact of approximately £400m

Financial Summary
Six months ended 30 September – continuing operations

	Statutory results			Underlying[1]		
Unaudited	**2020**	2019	% change	**2020**	2019	% change
Operating profit (£m)	**1,135**	1,003	13 %	**1,147**	1,301	(12)%
Profit before tax (£m)	**720**	404	78 %	**717**	785	(9)%
Earnings per share (p)	**17.1**	11.3	51 %	**17.2**	20.0	(14)%
Capital investment (£m)[2]	**2,560**	2,722	(6)%	**2,560**	2,722	(6)%

John Pettigrew
Chief Executive

"In the first half of this year we delivered strong operational performance whilst managing the impact of COVID-19 costs on our financial results. We have continued to ensure safe, reliable networks and have delivered on our investment programme through the pandemic. With the launch of our Responsible Business Charter, we have underlined our commitment to our environmental goals, whilst supporting employees and communities across our jurisdictions.

In the US, we have progressed a way forward on addressing gas constraints in downstate New York, and we continue positive discussions with the PSC on new rates for KEDNY and KEDLI. In the UK, we submitted a robust response to Ofgem's draft determinations, and have continued to work closely with the regulator to provide further evidence in support of our RIIO-2 business plans.

Looking ahead, the group is well positioned to manage the ongoing COVID-19 uncertainty, and our full-year financial guidance is unchanged. Our focus remains on agreeing regulatory settlements, and to help shape the energy transition as we look to enable decarbonisation of power, transport and heat."

[1] *'Underlying' represents statutory results excluding exceptional items, remeasurements and timing. Further detail and definitions for all alternative performance measures are provided on page 44.*

[2] *Includes additions to PP&E, intangibles, contributions to joint ventures and associates (excluding St William), investment in National Grid Partners and total consideration for the National Grid Renewables LLC (previously known as Geronimo) acquisition.*

1

National Grid 2020/21 Half Year Results Statement Contacts Investor Relations Nick Ashworth +44 (0) 7814 355 590 Jon Clay +44 (0) 7899 928 247 James Flanagan +44 (0) 7970 778 952 Peter Kennedy +44 (0) 7966 200 094 Media Molly Neal +44 (0) 7583 102 727 Surinder Sian +44 (0) 7812 485 153 Teneo Charles Armitstead +44 (0) 7703 330 269 Conference call details An audio call will be held at 09:15 (GMT) today. A webcast link is available at https://streamstudio.world- television.com/786-1014-25667/en Please use this link to join via a laptop, smartphone or tablet. Should you wish to ask a question, please dial in using the details below. A replay of the webcast will be available soon after the event at https://investors.nationalgrid.com/results-and-events/results-centre. Live telephone coverage of the analyst presentation at 09:15 UK dial in numbers +44 (0) 203 936 2999 (Local) +44 (0) 800 640 6441 (UK toll free) +1 646 664 1960 (Local) US dial in numbers +1 855 9796 654 (US toll free) All other locations +44 20 3936 2999 Access Code 498 832 National Grid image library is available at https://www.nationalgrid.com/media-centre Use of Alternative Performance Measures Throughout this release, we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on page 44. 2

National Grid 2020/21 Half Year Results Statement

OVERVIEW

A solid performance in the first half

National Grid has reported strong operational progress in both the UK and US for the first six months of the year. However, like all companies, we have incurred COVID-19 related costs, impacting our financial performance.

Safety has remained paramount and we continue to focus on ensuring the public, our employees and contractors are safe. During the period ended 30 September, our businesses have continued to deliver good performance with lost time injury frequency rates (LTIFR) trending down to 0.11 from the year end LTIFR performance of 0.12. On reliability, our performance has remained good across our businesses as we have successfully managed low levels of demand, particularly in the UK, and we have responded well to a series of large storms across our US regions.

Half-year financial performance

Underlying operating profit at constant currency decreased £147 million (11)% versus the prior period to £1,147 million (down 12% at actual exchange rates). This mainly reflects the impact of increased COVID-19 related costs including US bad debts, higher US storm costs, and non-recurrence of prior year MOD adjustments for UK Electricity Transmission, partly offset by higher revenue from US rate increases and the timing of UK Gas Transmission exit capacity income.

Underlying operating profit Six months ended 30 September	**At actual exchange rates**			**At constant currency**	
(£ million)	**2020**	**2019**	**% change**	**2019**	**% change**
UK Electricity Transmission	**524**	583	(10)%	583	(10)%
UK Gas Transmission	**108**	66	64 %	66	64 %
US Regulated	**403**	525	(23)%	518	(22)%
NGV and other activities	**112**	127	(12)%	127	(12)%
Total underlying operating profit	**1,147**	1,301	(12)%	1,294	(11)%

'Underlying results' and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 44 to 47.

Capital investment decreased by £136 million at constant currency to £2,560 million. This was driven principally by the non-recurrence of the National Grid Renewables Development LLC (previously known as Geronimo) acquisition and lower spend in UK Gas Transmission (lower Feeder-9 expenditure), partly offset by higher expenditure in UK Electricity Transmission (London Power Tunnels 2 and Hinkley-Seabank) and in our US regulated electricity transmission business.

Delivering safe, reliable networks through the COVID-19 pandemic

Throughout the COVID-19 pandemic the Group has adapted to new ways of working. We have delivered safe, reliable networks, whilst managing through all the new regulations and restrictions. During the first half, we have:

- Delivered on our substantial investment programme by investing £2.6 billion across our networks, broadly in line with investment in the same period last year;
- Delivered an outstanding response to a greater number of storms in the US;
- Maintained our cost discipline, and made good progress alleviating some of the COVID-19 cost pressure, remaining on track to deliver on our UK and US efficiency targets;
- Ensured we behave as a responsible and purpose led business, with a continued focus on our safety culture, supporting our people and our communities.

In the US, at the onset of the pandemic, our safety team created our COVID-19 Health and Safety Plan to act as a guideline for all employees and contractors. This helped deliver over 400 field visits across our operations in May to ensure new ways of working and safety expectations were made clear which has allowed us to deliver our critical investment with limited disruption. In the UK, our teams have continued to work through this period, with key workers going out on site during lockdown to keep gas and electricity flowing with enhanced safety protocols. We have also worked closely with our contractors across all projects to minimise delays associated with COVID-19, including major projects such as the London Power Tunnels 2 and Hinkley Point projects.

3

National Grid 2020/21 Half Year Results Statement COVID-19 - update on financial impact During the first half, we estimate that COVID-19 impacted our underlying operating profit by £117 million year-on- year in three broad areas: (1) an increase in our bad debt provision of approximately £56 million, (2) a shortfall of revenue under existing regulatory agreements of £41 million, and (3) net direct costs of £20 million. In addition to the £117 million impact, the delay to updating rates in KEDNY and KEDLI at the start of COVID-19 resulted in a further approximate £24 million impact in the first half. We continue to expect a full year impact from COVID-19 of around £400 million to underlying operating profit given the seasonal nature of our US regulated business. Whilst we see future uncertainties from COVID-19, we will continue to find ways to drive cost efficiencies. On this point, we have made progress to alleviate much of the direct cost burden, mitigating around £60 million of direct COVID-19 costs during the first half. We also maintain our guidance of up to £1 billion of cash flow impact in the full year. On top of the underlying operating profit impact, we expect (1) continued weaker demand and lower revenues, which will be recovered as usual through regulatory true-ups in later years; (2) lower cash collections from our US customers, which, whilst below prior year levels, are in line with our expectations, and; (3) a small impact from revenue deferrals related to system costs in the UK that we will recover next year. In the US, we remain confident that we will be able to recover the majority of our US COVID-19 related costs through our regulatory mechanisms. Whilst some of this will be through the usual course of rate filing negotiations, such as recovering revenue deferrals, some will be through separate filings. For example, we have open regulatory proceedings on COVID-19 cost recovery in both New York and Massachusetts. In June, we filed a Cost Recovery Plan with other stakeholders with the Massachusetts regulator, seeking to establish a regulatory asset for incremental COVID-19 costs; and in July, we joined other utilities in New York and filed comments with the Public Service Commission (PSC) on the effects of COVID-19 on our business. We will continue to work with all stakeholders on this during the second half of FY21. In the UK, we have seen some limited impact from COVID-19. We have been working with industry and Ofgem on financial support packages to support the industry through these unforeseen circumstances. For Transmission Network Use of System (TNUoS) and gas charges, we provided £11 million as part of a wider industry scheme to support suppliers over the summer period. These charges will be recovered in the current financial year. For Balancing Services Use of System (BSUoS) charges, we provided £16m of temporary support to suppliers and generators to defer the payment of an element of the summer excess costs which will be recovered in the next financial year. We will continue to closely monitor this throughout the duration of the pandemic. US delivering good performance despite increased storms We achieved good performance across our US operating companies during a period with significant storm activity. With the impact of Tropical Storm Isaias in August and several major storms, the financial impact of major storms in the first half was $61 million. We also had a large storm that impacted upstate New York, Massachusetts, and Rhode Island in early October. Given the additional storms in October, it is likely we will incur over $100 million of storm costs for the full year. The October storm was our third most impactful event in the last 15 years, where we saw over 550,000 customers lose power but with 95% fully restored in New York within 64 hours. Tropical Storm Isaias in early August was our seventh most impactful event in terms of customer disconnections. We have experienced 18 major storms in HY21 compared to 8 in HY20. Nevertheless, our operational response has been strong especially considering the COVID-19 impact which added complexity to our response efforts and required us to manage our Incident Command Structure remotely. Our crews have responded rapidly to restoring over 1 million disconnected customers during Isaias and the October storms, and there have been no safety incidents during these storms for our field workforce. Storms remain a major focus for us and for our regulators given the enormous disruption they bring to customers and the cost of lost productivity to local communities. We continue to work with regulators to ensure our rate settlements reflect this changing climate, and we are focused on continuous improvement and are piloting digital technologies to help improve our performance. For example, we are using a new digital product called Vegetation Management Optimisation (VMO) that is capable of utilising satellite imagery to map the areas where vegetation poses a high risk to our networks, given trees cause the greatest number of outages in all our jurisdictions. 4

National Grid 2020/21 Half Year Results Statement Capital investment across our US businesses in the first half was £1,641 million, £75 million higher than the prior period at constant currency. This was driven by higher expenditure in our US regulated electricity transmission business, partly offset by lower gas spend due to the COVID-19 impact in downstate New York. We had work restrictions in place in New York and Massachusetts in the early part of the year which limited the type of work we could complete, especially in our Gas Business in New York City and Boston. For example, we had restrictions in place around the removal of old gas pipelines in our leak prone pipe replacement programme. However, this work has accelerated in recent months as restrictions have eased. In addition, our resource planning and construction teams have rebalanced our investment portfolio to deliver the significant investment required across our networks. We have continued to make progress on regulatory rate filings. In July, we filed a request with the New York PSC to update electric and gas distribution rates for Niagara Mohawk (NIMO), our upstate New York distribution business. This represents a one-year filing, with revenue data submitted for two additional years to help facilitate a multi-year settlement. New rates are expected to become effective July 2021. It proposes capital investment of $3.6 billion across the three years to help modernise the electric and gas networks, and fund clean energy infrastructure such as electric vehicle charging and renewable natural gas projects. This includes a proposal for a hydrogen demonstration project that would be the first of its kind in the United States, producing hydrogen from renewable electricity which could be used, stored and blended into the network. The filing also proposes funding for 500 new positions, new performance-based rates and incentives, as well as earnings adjustment mechanisms, all whilst managing customer bills and affordability in response to COVID-19. In downstate New York, we remain in discussions for a multi-year settlement for our KEDNY and KEDLI gas businesses. Whilst we have not yet reached a settlement, we have continued a constructive dialogue with PSC staff and other stakeholders, and have agreed to extend discussions by two months from the end of November to the end of January. We remain hopeful that an agreement with PSC staff and other stakeholders will be reached by the end of the calendar year that can then be approved by the Commission. We also have a way forward to solving the short and medium term issues around gas supply constraints in downstate New York which focuses on delivering investment to enhance existing CNG and LNG infrastructure, as well as significant increases in energy efficiency and demand side response measures. On 13 November, we plan to file for new rates for our Massachusetts Gas business, to become effective in November 2021. As part of our filing, we are proposing a multi-year agreement with a Performance Based Mechanism similar to that we had agreed for our Massachusetts Electric business last year. If agreed, this will help give us longer term visibility for our investments, greater protection against cost pressures, and more incentives to innovate and create value for our customers. From a cost efficiency perspective, we continue to streamline operations, simplify our supply chain, and rationalise our property portfolio. We delivered over $30 million of efficiency savings last year, and committed to delivering $50 million per annum from 2020/21 onwards. UK businesses focused on efficient delivery Operationally both our UK Electricity and Gas Transmission businesses have continued to deliver good levels of performance and our capital investment programme has continued as expected. For Electricity Transmission, capital investment reached £548 million, up £77 million on prior year. This was principally driven by the London Power Tunnels 2 and Hinkley Point projects, both of which are progressing well. On Hinkley Point, the project involves a 46 kilometre connection between Bridgwater and Seabank, with an expected completion date of 2026. The first foundations have been completed for the new T-pylons which will be used for this line. Gas Transmission capital investment was £85 million, £82 million lower than prior year. This primarily reflects lower asset health work at our Bacton and St Fergus gas terminals, the completion of the tunnel for the Feeder-9 pipeline, and lower emissions works at Peterborough and Huntingdon. The Feeder-9 pipeline under the Humber estuary is now near commissioning, and represents our largest gas project in a decade. We were disappointed with the draft determinations on RIIO-2 when they were published by Ofgem in July. The proposals may result in a significant reduction in network reliability, and would also mean lower allowed capital expenditure, lower returns, limited incentives, and extensive use of uncertainty mechanisms. In addition, Ofgem has proposed a clawback of £556 million from the T1 price control, and a business plan incentive (BPI) penalty of £93 million. In September, we submitted a comprehensive response to the draft determinations that highlighted three main areas of concern, namely that the draft determinations (a) reduce reliability and resilience across the 5

National Grid 2020/21 Half Year Results Statement

network, (b) jeopardise net zero progress, and (c) erode regulatory stability. Our submission also provided evidence to support our view that both the BPI and clawback were unjustified. We have provided further evidence to justify the investment necessary to maintain network safety and reliability that our stakeholders have asked for. Since our submission, we have continued to engage with Ofgem on the RIIO-2 framework, including at the Open Meetings in October. We continue to work towards a settlement that is acceptable for all our stakeholders and remain hopeful that this is an outcome that can be achieved in December.

We also continue to work on ways to drive innovation and efficiencies as we look to the future, building on the £100 million of cumulative savings we expect to achieve this year. Our focus remains on; (1) streamlining our maintenance operating procedures, (2) further digital innovations to increase productivity, and (3) making improvements to our back-office processes. Some of these benefits will come in the way we manage our day-to-day operations. For example, over the next six months, we will be launching the first phase of our new digital tool, to transform work management and scheduling across electricity and gas transmission, consolidating legacy technology. But we are also working on ways to deliver larger, scalable, benefits across major projects, in particular looking at how we use contractors through the project lifecycle, as well as ways to deliver greater capex efficiency through our supply chains. Once we have greater clarity on the RIIO-2 framework, we will be able to understand how much further we can drive efficiencies.

Electricity System Operator (ESO)

As the UK energy industry continues to evolve, we are working with the government and regulator to review the most appropriate structure for the ESO following legal separation last year. The Board believes it is important that the current external review of the structure of the ESO results in a stable outcome which best enables the UK to meet its 2050 net zero commitment and represents value for consumers.

Further growth for NGV and other activities

NGV and Other activities Six months ended 30 September	**Operating profit**		**Capital investment**	
£ million	**2020**	**2019**	**2020**	**2019**
Total NGV	142	128	261	432
Property	25	46	14	(1)
Corporate and other activities	(55)	(47)	11	65
Total Other	**(30)**	**(1)**	**25**	**64**
Total NGV and Other activities	**112**	**127**	**286**	**496**

Joint ventures and associates Six months ended 30 September	**Share of post-tax profit/(loss)***	
£ million	**2020**	**2019**
Total NGV	33	25
Other	1	1
St William	4	11
Total joint ventures and associates	**38**	**37**

* Share of post-tax profit/(loss) is before exceptional items and remeasurements.

We continue to make significant progress on our interconnector portfolio. In October 2020, IFA2, our second connection to France, passed an important milestone, entering its energisation phase, allowing electricity power to run through the cable before going live later this year. For North Sea Link, we have successfully laid over 590km of cable as planned and the project remains on track for completion by the end of 2021. We also began construction work on Viking Link earlier this year, which is expected to become operational in late 2023.

On 22 September we announced a co-operation agreement with TenneT to explore the feasibility of connecting Dutch and British wind farms to the energy systems of both countries via subsea electricity cables, called multi-purpose interconnectors. Whilst there is still a lot of work that needs to be done to determine a suitable financing structure, the development would be the first of its kind for the UK and the Netherlands in the North Sea.

Last month, our LNG importation terminal on the Isle of Grain signed a 25-year agreement with Qatar Petroleum that will provide the Qatari company with storage and redelivery capacity at Grain LNG from mid-2025. This

6

National Grid 2020/21 Half Year Results Statement marks the conclusion of Grain LNG’s competitive “Open Season” process which began in November 2019. The agreement will allow National Grid to invest in an additional tank and associated vaporizer capacity, bringing our future annual throughput capacity to 25 bcm of natural gas versus current capacity of 20 bcm. Total capital investment of £425 million will be spread over 5 years, with the project starting in 2021. We recently launched National Grid Renewables, the new unified brand for our US renewable energy business within NGV. National Grid Renewables is focused on developing, owning and operating large-scale renewable energy assets across the United States, and brings together a number of our businesses including solar, onshore wind, and battery energy storage previously taking place under the NGV and Geronimo Energy brands. National Grid Renewables continues to expand its clean energy development pipeline. In April, we signed a Virtual PPA agreement with Cargill for the 200MW Prairie Wolf Solar Project in Illinois, which is expected to commission in FY22. The Property business delivered an operating profit of £25 million, down £21 million versus the prior period, reflecting the timing of completion of site sales. During the first half, we sold 21 sites, including two to St William at Ascot and Hertford, all of which were former gas works sites. Responsible Business Charter - our commitment National Grid is fully committed to its role in tackling climate change and as a responsible company for the communities that we serve. In October, we reached our next milestone in this journey with the launch of our Responsible Business Charter. The Charter describes our long-term goals across five pillars: (1) the environment, where we have committed to achieve net zero on our own emissions by 2050, and a new target to reduce scope 3 emissions by 20% by 2030; (2) our communities, where we aim to provide access to skills development for 45,000 people and contribute half a million volunteering hours by 2030; (3) our people, where the safety and well-being of our employees is paramount, and where we aim to have 50% diversity in our senior leadership group by 2025; (4) the economy, where our main contribution is the safe and reliable delivery of energy, but where we are also committing $250 million into smarter technology that will benefit society; and (5) the right governance, where we will embrace diversity and inclusion, allowing all voices to be heard within our organization and across all our stakeholder groups. Following publication of the Charter, we will also publish our first Responsible Business Report next year, alongside our Annual Report, to demonstrate how we are progressing against the commitments and ambitions that we have laid out. To support the delivery of our commitment as a responsible business in relation to our communities, we have also launched Grid for Good. This is our flagship community investment programme, designed to deliver social mobility in the hardest to reach corners of our communities for disadvantaged youth aged between 16 and 24. Through the Grid for Good pathway, and with the help of our employee volunteers, young people have a unique opportunity to learn about the energy industry, network with one another, gain valuable skills, receive a mentor, have a chance to gain valuable work experience, and ultimately achieve meaningful careers with us and our partners now, or in the future. We believe that fresh talent and diverse perspectives in our own organisation and our industry will be a key contributor in achieving a diverse workforce who will help us to deliver against our net zero ambitions. Board changes In September, we announced the appointment of Paula Rosput Reynolds to succeed Sir Peter Gershon as Chair. Paula will join the Board on 1 January 2021 as Non-executive Director and Chair Designate and will assume the role of Chair after a transitionary period and no later than the conclusion of the 2021 Annual General Meeting. Sir Peter will remain as Chair until this time. Paula is currently a Non-executive Director at General Electric Company and the Senior Independent Director of BP plc where she also chairs the Remuneration Committee. She is currently also a Non-executive Director and Chair of the Remuneration Committee of BAE Systems plc but will step down from BAE prior to 1 January 2021. In July, we announced that Mark Williamson will step down as Chair of the Audit Committee, with effect from 10 November 2020. Liz Hewitt, Independent Non-executive Director of the Company, stepped into the role on this date. 7

National Grid 2020/21 Half Year Results Statement

GROWTH

Balanced portfolio to deliver asset growth and sustainable dividend

National Grid aims to deliver value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside attractive annual asset growth of around 5 to 7% assuming long-run average UK RPI inflation of 3%. The Group aims to deliver this growth while maintaining an efficient balance sheet that allows continued funding of its investment programme, and maintaining the policy of aiming to increase dividend per share by at least RPI for the foreseeable future.

£2.6 billion of capital investment across the Group

We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £2,560 million, a decrease of £136 million (5%) compared to the first half of 2019/20 at constant currency.

Group capital investment Six months ended 30 September	**At actual exchange rates**			**At constant currency**	
(£ million)	**2020**	**2019**	**% change**	**2019**	**% change**
UK Electricity Transmission	**548**	471	16 %	471	16 %
UK Gas Transmission	**85**	167	(49)%	167	(49)%
US Regulated	**1,641**	1,588	3 %	1,566	5 %
NGV and other activities	**286**	496	(42)%	492	(42)%
Group capital investment	**2,560**	2,722	(6)%	2,696	(5)%

* NGV and other activities capital investment includes equity and financing in joint ventures and associates, investment in National Grid Partners and the National Grid Renewables Development LLC (previously known as Geronimo) acquisition but excludes £15 million of equity contributions to the St William property joint venture for 2019 (there were no equity contributions in 2020).

Investment in the US Regulated business was £1,641 million for the first six months of this year, an increase of £75 million over the prior period at constant currency. This was driven by higher expenditure in our US regulated electricity transmission business, partly offset by lower gas spend due to the COVID-19 impact in downstate New York. Increased levels of investment are expected to continue, supported by our upcoming rate filings and settlements, thereby supporting strong levels of rate base growth over the medium term.

The UK regulated businesses invested £633 million, with UK Electricity Transmission and UK Gas Transmission both investing in asset health to meet their respective Network Output Measures.

Investment in NGV and other activities during the period was £286 million, £206 million lower than prior year on a constant currency basis. This was principally driven by the National Grid Renewables Development LLC (previously known as Geronimo) acquisition in July 2019.

8

National Grid 2020/21 Half Year Results Statement OUTLOOK For 2020/21, we continue to assume an impact on Group underlying operating profit, based on the scenario set out in the Forward Guidance section, of around £400 million from COVID-19. This is driven largely by our US operations where we are expecting higher levels of bad debt, additional direct COVID-19 costs, and a shortfall of revenue under existing regulatory agreements. However, given regulatory mechanisms and precedents, we expect to recover a large part of this. In the UK, we continue to expect some limited cost impact from COVID-19. Therefore, whilst COVID-19 will impact earnings and cash flow in the short term, we continue to anticipate limited economic impact longer term. Looking forward, we will remain focused on working with US regulators to develop the appropriate rate plans for a post COVID-19 world. We will work towards reaching a positive outcome on new rates for KEDNY-KEDLI, and submitting separate filings that can help deliver clean energy investment. In the UK, we continue to focus on agreeing a fair settlement for RIIO-2 with Ofgem as we move towards Final Determinations in December. We will continue to place a sharp emphasis on efficiency across the business, and through our Responsible Business Charter we have underlined our commitment to our environmental goals, whilst supporting employees and communities across our jurisdictions. National Grid continues to expect asset growth towards the top end of its target range of 5-7% in the near term, assuming RPI at 3%, with capital investment for FY21 around £5 billion. We will continue to focus on customer affordability, safety and reliability across our networks as we work with regulators on agreeing new frameworks in the US and UK. With an efficient balance sheet that underpins asset and dividend growth, the Group is well positioned to create value for shareholders. 9

National Grid 2020/21 Half Year Results Statement 2020/21 FORWARD GUIDANCE The forward guidance below assumes no further significant deterioration in the economic outlook across our territories through the remainder of FY21. If other scenarios play out during FY21, then this could have a range of impacts on cashflows and earnings, which could be different from our current assessment. The outlook and forward guidance contained in this statement should be reviewed, together with the forward- looking statements set out in this release, in the context of the cautionary statement. UK Electricity Transmission Net Revenue (excluding timing) is expected to decrease compared to 2019/20. Controllable costs are expected to be slightly higher after taking into account COVID-19 related costs and the benefit of the ongoing cost efficiency programme. Depreciation is expected to increase by over £40 million reflecting the ongoing investment programme. Overall, Return on Equity is expected to be similar to the level in 2019/20. UK Gas Transmission Net Revenue (excluding timing) is expected to increase by approximately £30 million compared to 2019/20, including base revenue increases and the benefit of RPI inflation. Overall costs, including depreciation, are expected to be broadly flat on 2019/20 given the benefit of the ongoing cost efficiency programme. Return on Equity is expected to be lower than 2019/20, with lower totex performance. UK Timing Revenues are likely to be impacted by timing of recoveries including impacts from prior years and lower volume expectations for 2020/21 given lower system demand due to COVID-19 and the BSUoS deferral scheme. This will drive under-recovery of revenues in Electricity Transmission in 2020/21. US Regulated operations Net Revenue (excluding timing) is expected to be around £100 million higher, reflecting the first full year of new rates in our Massachusetts Electric business, and rate increases under existing rate plans. However, under our current assumptions, we expect costs to increase by over £150 million year-on-year driven by: • continuing higher levels of bad debts, above our current regulatory allowances • additional COVID-19 related costs We expect to recover most of these additional costs through regulatory mechanisms. The timing of recovery through revenues will depend on the outcome of negotiations with our regulators. We expect depreciation to be higher in 2020/21 by around £100 million reflecting the higher level of asset growth. Return on Equity for overall US Regulated operations is expected to decrease compared to 2019/20. The size of the decrease will be dependent on the arrangements for recoveries of additional costs related to the pandemic. US Timing Revenues will be impacted by timing of recoveries. We expect timing to be significantly favourable relative to the timing outflow seen in FY20. 10

National Grid 2020/21 Half Year Results Statement NGV and Other activities NGV operating profits are expected to be flat with a benefit of asset re-lifing at Grain LNG, partly offset by lower meter volumes and lower interconnector arbitrage. New interconnectors which are currently under construction are not expected to start contributing materially to operating profit until 2021/22. We also expect other activities' underlying operating profit to be lower year on year driven by lower property operating profit, and lower National Grid Partners fair value gains resulting from the current economic climate. Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates is expected to reduce this year, reflecting the timing of the delivery of property sales from the St William joint venture. Interest and Tax Net finance costs in 2020/21 are expected to be lower than 2019/20, with lower RPI inflation and lower interest rates more than offsetting the impact of increased net debt and higher 'other interest' costs. For the full year 2020/21, the underlying effective tax rate excluding the share of post-tax profits from joint ventures and associates, is expected to be around 21%. Investment, Growth and Net Debt Overall Group capital investment for 2020/21 is expected to be around £5 billion, on the back of implementing new working practices to follow government guidelines based on the impacts of the COVID-19 pandemic. Asset Growth is expected to be lower than in 2019/20, reflecting our expectations for lower capex and lower RPI inflation. We still expect asset growth to be towards the top end of our 5-7% target range assuming 3% RPI inflation. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations is expected to decrease with lower EBITDA driven primarily by costs related to COVID-19, and lower levels of working capital due to slower cash collections. Net debt is expected to increase (excluding the impact of foreign exchange) by up to a further £1.5 billion in the second half of the year (from £30.1 billion as at 30th September 2020). We continue to forecast an impact of up to £1 billion on net debt over the full financial year due to COVID-19. Weighted average number of shares (WAV) is expected to increase from 3,461 million last year to approximately 3,520 million in 2020/21. 11

National Grid 2020/21 Half Year Results Statement

FINANCIAL REVIEW

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability, and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 44 to 47. The Group does not believe that these measures are a substitute for IFRS measures, however, the Group does believe such information is useful in assessing the performance of the business on a comparable basis.

Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses.

Performance for the six months ended 30 September

Financial summary for continuing operations

(£ million)	2020	2019	change %
Statutory results			
Operating profit	1,135	1,003	13 %
Profit after tax	602	388	55 %
Earnings per share (pence)	17.1	11.3	51 %
Interim dividend per share (pence)	17.00	16.57	3 %
Alternative performance measures:			
Adjusted operating profit	1,047	1,088	(4)%
Adjusted profit after tax	527	531	(1)%
Underlying operating profit	1,147	1,301	(12)%
Underlying profit after tax	605	686	(12)%
Adjusted earnings per share (pence)	15.0	15.5	(3)%
Underlying earnings per share (pence)	17.2	20.0	(14)%
Capital investment	2,560	2,722	(6)%

Statutory operating profit was £1,135 million, 13% higher than in the first six months of last year. There was one exceptional item in the current year, relating to a £15 million gain from the release of environmental provisions, compared to no exceptional items in the first six months of last year. In addition, there were £73 million of commodity remeasurement gains in the period compared to £85 million of net losses in the first six months of last year. Statutory profit after tax was up 55% against the comparative period, reflecting mark-to-market remeasurements gains this year compared to remeasurement losses in the first six months of last year.

Adjusted operating profit (excluding exceptional items and remeasurements) was down 4%. Higher revenues in our US Regulated business (rate increases) along with increased revenues in Gas Transmission helped to partly mitigate the impact of COVID-19 on our results (higher US bad debt charges and incremental costs) along with higher levels of 'deferrable' storm costs, and higher depreciation. Adjusted profit after tax was down 1%, as a result of the net adverse factors above, partly offset by lower net interest costs compared to the prior period.

Excluding the £100 million of timing under-recovery in the first six months (compared to a £210 million under-recovery at constant currency in the prior year), underlying operating profit of £1,147 million was down 12% against the comparative period.

12

National Grid 2020/21 Half Year Results Statement

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)	
(£ million)	2020	2019	2020	2019	2020	2019
Statutory results	**1,135**	**1,003**	**602**	**388**	**17.1**	**11.3**
Exceptional items and remeasurements	(88)	85	(75)	143	(2.1)	4.2
Adjusted results	**1,047**	**1,088**	**527**	**531**	**15.0**	**15.5**
Timing	100	213	78	155	2.2	4.5
Major storm costs	—	—	—	—	—	—
Underlying results	**1,147**	**1,301**	**605**	**686**	**17.2**	**20.0**

Segmental income statement

The following tables set out the income statement on adjusted and underlying bases.

Segmental analysis for continuing operations

	Adjusted			Underlying		
£ million	2020	2019	change %	2020	2019	change %
UK Electricity Transmission	477	625	(24)%	524	583	(10)%
UK Gas Transmission	95	62	53 %	108	66	64 %
US Regulated	363	274	32 %	403	525	(23)%
NGV and Other	112	127	(12)%	112	127	(12)%
Total operating profit	**1,047**	**1,088**	**(4)%**	**1,147**	**1,301**	**(12)%**
Net finance costs	(468)	(553)	(15)%	(468)	(553)	(15)%
Share of post-tax results of joint ventures and associates	38	37	3 %	38	37	3 %
Profit before tax	**617**	**572**	**8 %**	**717**	**785**	**(9)%**
Tax	(90)	(41)	120 %	(112)	(99)	13 %
Profit after tax	**527**	**531**	**(1)%**	**605**	**686**	**(12)%**
EPS (pence)	**15.0**	**15.5**	**(3)%**	**17.2**	**20.0**	**(14)%**

UK Electricity Transmission adjusted operating profit decreased compared to the same period in 2019/20 primarily driven by an £89 million swing in timing recoveries (lower volumes), but also the benefit of higher allowances (data centres and cyber security; and legal separation costs) received in the prior period. Higher depreciation and other costs were partly offset by an increase of £16 million on earned incentives.

UK Gas Transmission adjusted operating profit increased, primarily as a result of higher exit capacity income driven partly from revenue phasing (due to pricing) in the prior period, lower staff and compliance costs and lower depreciation. Timing under-recoveries of £13 million were £9 million higher than the prior period.

US Regulated adjusted operating profit was higher than the same period last year, primarily as a result of a net £40 million under-recovery compared to a £251 million under-recovery for the same period in 2019/20 (generating a £211 million period on period swing). Increased underlying revenues from rate increases were more than offset by higher depreciation due to asset growth, increased bad debt provisions and incremental costs related to COVID-19 along with higher storm costs.

Operating profit in NGV and Other activities reduced by £15 million compared to the same period in 2019/20, due to lower Property sales, partly offset by a depreciation benefit in Grain LNG following a review of asset lives.

13

National Grid 2020/21 Half Year Results Statement Financing costs and tax Net finance costs Adjusted net finance costs were £85 million lower than the prior period. This was primarily due to lower inflation on RPI-linked debt, refinancing of maturing debt at lower rates and buy-back costs on the early redemption of a €1.25 billion hybrid bond in the prior year. These were partly offset by higher interest on net pension liabilities and increases in other non-cash interest. The effective interest rate on treasury managed debt was 3.3%, compared to 4.4% for the first six months of 2019/20. Joint ventures and associates The Group’s share of net profits from joint ventures and associates was stable year on year on an adjusted basis. On a statutory basis, it decreased by £8 million to £30 million, primarily as a result of fair value losses relating to the Emerald joint venture. Tax The adjusted effective tax rate (excluding profits from joint ventures and associates) of 15.5% (prior year 7.7%) at the half year is affected by both seasonality in our US business and the impact of timing under/over- recoveries. The underlying effective tax rate (excluding profits from joint ventures and associates) was 16.5% (prior year 13.2%). The effective tax rates for this year are higher than in the prior period due to the lower value of tax settlements in the current period. Net debt National Grid’s balance sheet remains robust, with strong investment grade credit ratings from Moody’s, Standard & Poor’s (S&P) and Fitch. In August, Moody’s and S&P placed the National Grid plc credit ratings on negative outlook reflecting the Group’s exposure to the RIIO-2 regulatory determinations and delays to US rate increases in the context of limited headroom. We expect both Moody’s and S&P to review this outlook after the RIIO-2 price control arrangements are agreed. During the period, National Grid plc increased its equity investment in National Grid North America Inc by $2 billion. During the first six months of the year, net debt increased to £30.1 billion, £1.5 billion higher than at 31 March 2020. This increase was driven by £1.8 billion of operating cash inflows, offset by nearly £2.4 billion of cash outflows for capital investment, £1.5 billion paid in dividends, interest and tax and £0.6 billion of favourable exchange movements on opening net debt. National Grid raised over £3.5 billion of new long-term financing in the first half of the year. This includes a $600 million bond issued by Narrangansett Electric, $1.1 billion issued in Niagara Mohawk Power Company (including a $600 million 'green' bond), £1.6 billion issued in National Grid Electricity Transmission Plc and £460 million issued by National Grid plc. Interim Dividend The Board has approved an interim dividend of 17.00p per ordinary share ($1.1285 per American Depositary Share). This represents 35% of the total dividend per share of 48.57p in respect of the last financial year to 31 March 2020 and is in line with the Group’s dividend policy. The interim dividend is expected to be paid on 13 January 2021 to shareholders on the register as at 27 November 2020. Our dividend policy, set out in 2013, aims to grow the ordinary dividend per share at least in line with RPI inflation each year for the foreseeable future. As is its usual practice, the Board reviews this policy regularly, taking into account a range of factors including expected business performance and regulatory developments. The scrip dividend alternative will again be offered in respect of the 2020/21 interim dividend. As previously announced, we do not expect to buy back the scrip shares issued during 2020/21. 14

National Grid 2020/21 Half Year Results Statement APPENDIX Unless otherwise stated, all financial commentaries in this results statement are given on an underlying basis at actual exchange rates for continuing operations. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The underlying basis is further defined on page 44. Alternative Performance Measures derived from IFRS The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 44 to 47: Net revenue Adjusted profit measures Underlying results Constant currency Timing impacts Capital investment Net debt – defined in note 11 on page 36. 15

National Grid 2020/21 Half Year Results Statement PROVISIONAL FINANCIAL TIMETABLE Date Event 12 November 2020 2020/21 half year results 25 November 2020 ADRs go ex-dividend 26 November 2020 Ordinary shares go ex-dividend 27 November 2020 Record date for 2020/21 interim dividend 3 December 2020 Scrip reference price announced 14 December 2020 (5pm London time) Scrip election date for 2020/21 interim dividend 13 January 2021 2020/21 interim dividend paid to qualifying shareholders 20 May 2021 2020/21 Preliminary Results 3 June 2021 ADRs and Ordinary shares go ex-dividend 4 June 2021 Record date for 2020/21 final dividend 10 June 2021 Scrip reference price announced 21 July 2021 Scrip election date 26 July 2021 2021 AGM 18 August 2021 2020/21 final dividend paid to qualifying shareholders 16

National Grid 2020/21 Half Year Results Statement CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on its operations, employees, counterparties, funding and legal and regulatory obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-2 price control, as well as increased political and economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology; the failure by the Company to respond to or meet its own commitments as a leader in relation to climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 227 to 230 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. 17

National Grid 2020/21 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement

for the six months ended 30 September

2020 £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
Continuing operations				
Revenue	2(a),3	6,535	—	**6,535**
Provision for bad and doubtful debts	14	(120)	—	**(120)**
Other operating costs	4	(5,368)	88	**(5,280)**
Operating profit	2(b),4	1,047	88	**1,135**
Finance income	4,5	14	14	**28**
Finance costs	4,5	(482)	9	**(473)**
Share of post-tax results of joint ventures and associates	2(b)	38	(8)	**30**
Profit before tax	2(b),4	617	103	**720**
Tax	4,6	(90)	(28)	**(118)**
Profit after tax from continuing operations	4	527	75	**602**
Attributable to:				
Equity shareholders of the parent		526	75	**601**
Non-controlling interests from continuing operations		1	—	**1**
Earnings per share (pence)				
Basic earnings per share (continuing)	7			**17.1**
Diluted earnings per share (continuing)	7			**17.0**
Basic earnings per share (continuing and discontinued)	7			**17.1**
Diluted earnings per share (continuing and discontinued)	7			**17.0**

2019 £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
Continuing operations				
Revenue	2(a),3	6,289	—	6,289
Provision for bad and doubtful debts		(55)	—	(55)
Other operating costs	4	(5,146)	(85)	(5,231)
Operating profit/(loss)	2(b),4	1,088	(85)	1,003
Finance income	4,5	31	7	38
Finance costs	4,5	(584)	(90)	(674)
Share of post-tax results of joint ventures and associates	2(b)	37	—	37
Profit/(loss) before tax	2(b),4	572	(168)	404
Tax	4,6	(41)	25	(16)
Profit/(loss) after tax from continuing operations	4	531	(143)	388
Profit after tax from discontinued operations		5	1	6
Total profit/(loss) for the period (continuing and discontinued)		536	(142)	394
Attributable to:				
Equity shareholders of the parent		535	(142)	393
Non-controlling interests from continuing operations		1	—	1
Earnings per share (pence)				
Basic earnings per share (continuing)	7			11.3
Diluted earnings per share (continuing)	7			11.2
Basic earnings per share (continuing and discontinued)	7			11.5
Diluted earnings per share (continuing and discontinued)	7			11.4

18

National Grid 2020/21 Half Year Results Statement Consolidated statement of comprehensive income for the six months ended 30 September 2020 2019 Notes £m £m Profit after tax from continuing operations 602 388 Other comprehensive income/(loss) from continuing operations Items from continuing operations that will never be reclassified to profit or loss: Remeasurement losses on pension assets and post-retirement benefit obligations 15 (467) (995) Net gains on equity instruments designated at fair value through other comprehensive income 28 6 Net losses on financial liability designated at fair value through profit and loss attributable to changes in own credit risk (8) (1) Net gains in respect of cash flow hedging of capital expenditure 22 5 Tax on items that will never be reclassified to profit or loss 54 235 Total losses from continuing operations that will never be reclassified to profit or loss (371) (750) Items from continuing operations that may be reclassified subsequently to profit or loss: Exchange adjustments (482) 579 Net gains/(losses) in respect of cash flow hedges1 13 (65) Net (losses)/gains in respect of cost of hedging (7) 2 Net gains on investments in debt instruments measured at fair value through other comprehensive income 53 7 Share of other comprehensive income/(losses) of associates, net of tax — (5) Tax on items that may be reclassified subsequently to profit or loss (1) 20 Total (losses)/gains from continuing operations that may be reclassified subsequently to profit or loss (424) 538 Other comprehensive loss for the period, net of tax, from continuing operations (795) (212) Other comprehensive income for the period, net of tax, from discontinued operations2 — 6 Other comprehensive loss for the period, net of tax (795) (206) Total comprehensive (loss)/income for the period from continuing operations (193) 176 Total comprehensive income for the period from discontinued operations — 12 Total comprehensive (loss)/income for the period (193) 188 Attributable to: Equity shareholders of the parent (193) 186 Non-controlling interests from continuing operations — 2 1. Within the line item net gains/(losses) in respect of cash flow hedges, there is an equal and opposite impact of £141 million (2019: £11 million) relating to spot foreign exchange movements on derivatives designated in cash flow hedges of foreign currency risk and interest rates. This has no net impact on the consolidated statement of comprehensive income. This is consistent with the Annual Report and Accounts for the year ended 31 March 2020. 2. For the period ended 30 September 2019, the other comprehensive income for the period, net of tax, from discontinued operations relates to items of other comprehensive income of Cadent (investment held through Quadgas Holdco Limited). 19

National Grid 2020/21 Half Year Results Statement

Consolidated statement of changes in equity
for the six months ended 30 September

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 April 2020		470	1,301	21,710	(3,919)	19,562	22	19,584
Profit for the period		—	—	601	—	601	1	602
Other comprehensive loss for the period		—	—	(401)	(393)	(794)	(1)	(795)
Total comprehensive income/(loss) for the period		—	—	200	(393)	(193)	—	(193)
Equity dividends	8	—	—	(1,065)	—	(1,065)	—	(1,065)
Scrip dividend-related share issue		1	(1)	—	—	—	—	—
Issue of treasury shares		—	—	16	—	16	—	16
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payments		—	—	10	—	10	—	10
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	(7)	(7)	—	(7)
At 30 September 2020		**471**	**1,300**	**20,869**	**(4,319)**	**18,321**	**22**	**18,343**

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 April 2019		458	1,314	21,814	(4,237)	19,349	20	19,369
Profit for the period		—	—	393	—	393	1	394
Other comprehensive (loss)/income for the period		—	—	(752)	545	(207)	1	(206)
Total comprehensive (loss)/income for the period		—	—	(359)	545	186	2	188
Equity dividends	8	—	—	(557)	—	(557)	—	(557)
Scrip dividend-related share issue		8	(8)	—	—	—	—	—
Issue of treasury shares		—	—	15	—	15	—	15
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payments		—	—	15	—	15	—	15
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	(12)	(12)	—	(12)
At 30 September 2019		466	1,306	20,926	(3,704)	18,994	22	19,016

20

National Grid 2020/21 Half Year Results Statement Consolidated statement of financial position 30 September 2020 31 March 2020 Notes £m £m Non-current assets Goodwill 6,002 6,233 Other intangible assets 2(c) 1,425 1,295 Property, plant and equipment 2(c),9 49,153 48,770 Other non-current assets 322 354 Pension assets 15 1,228 1,849 Financial and other investments 625 543 Investments in joint ventures and associates 1,012 995 Derivative financial assets 10 1,163 1,249 Total non-current assets 60,930 61,288 Current assets Inventories and current intangible assets 501 549 Trade and other receivables 2,702 2,986 Current tax assets 109 102 Financial and other investments 11,12 1,315 1,998 Derivative financial assets 10 54 93 Cash and cash equivalents 11,12 164 73 Total current assets 4,845 5,801 Total assets 65,775 67,089 Current liabilities Borrowings 11,12 (2,141) (4,072) Derivative financial liabilities 10 (178) (380) Trade and other payables (3,322) (3,602) Contract liabilities (68) (76) Current tax liabilities (55) (86) Provisions (367) (348) Total current liabilities (6,131) (8,564) Non-current liabilities Borrowings 11,12 (29,881) (26,722) Derivative financial liabilities 10 (663) (954) Other non-current liabilities (855) (891) Contract liabilities (1,155) (1,082) Deferred tax liabilities (4,106) (4,184) Pensions and other post-retirement benefit obligations 15 (2,498) (2,802) Provisions (2,143) (2,306) Total non-current liabilities (41,301) (38,941) Total liabilities (47,432) (47,505) Net assets 18,343 19,584 Equity Share capital 471 470 Share premium account 1,300 1,301 Retained earnings 20,869 21,710 Other equity reserves (4,319) (3,919) Total shareholders’ equity 18,321 19,562 Non-controlling interests 22 22 Total equity 18,343 19,584 21

National Grid 2020/21 Half Year Results Statement Consolidated cash flow statement for the six months ended 30 September 2020 2019 Notes £m £m Cash flows from operating activities Operating profit from continuing operations 2(b) 1,135 1,003 Adjustments for: Exceptional items, remeasurements and other fair value movements 4 (94) 85 Depreciation and amortisation 2(c) 853 833 Share-based payment charge 10 15 Changes in working capital 106 370 Changes in provisions (81) (60) Changes in pensions and other post-retirement benefit obligations (83) (113) Cash flows relating to exceptional items (10) (28) Cash generated from continuing operations 1,836 2,105 Tax paid (42) (123) Net cash flow from operating activities – continuing operations 1,794 1,982 Net cash flow used in operating activities – discontinued operations — (32) Cash flows from investing activities Acquisition of investments (59) (27) Disposal of investments 43 — Acquisition of National Grid Renewables Development LLC (formerly Geronimo) and Emerald (13) (137) Disposal of interests in Quadgas HoldCo Limited — 1,965 Investments in joint ventures and associates (63) (49) Purchases of intangible assets (211) (118) Purchases of property, plant and equipment (2,113) (2,133) Disposals of property, plant and equipment 11 19 Dividends received from joint ventures and associates 48 27 Interest received 13 19 Net movements in short-term financial investments 674 (1,377) Net movements in derivatives1 (40) (83) Net cash flow used in investing activities – continuing operations (1,710) (1,894) Net cash flow from investing activities – discontinued operations — 6 Cash flows from financing activities Purchase of own shares (2) (2) Proceeds from issue of treasury shares 16 15 Proceeds received from loans 3,506 2,460 Repayments of loans (911) (1,674) Payments of lease liabilities (66) (60) Net movements in short-term borrowings (1,046) 210 Net movements in derivatives1 22 (14) Interest paid (445) (487) Dividends paid to shareholders 8 (1,065) (557) Net cash flow from/(used in) financing activities – continuing operations 9 (109) Net increase/(decrease) in cash and cash equivalents 12 93 (47) Exchange movements (2) 8 Net cash and cash equivalents at start of period 12 73 252 Net cash and cash equivalents at end of period 12 164 213 1. Certain derivative balances have been represented for the prior year to reflect a reclassification from financing activities to investing activities following an accounting policy change detailed in the Annual Report and Accounts for the year ended 31 March 2020. 22

National Grid 2020/21 Half Year Results Statement Notes to the financial statements 1. Basis of preparation and new accounting standards, interpretations and amendments The half year financial information covers the six month period ended 30 September 2020 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2020 and 2019, together with the audited consolidated statement of financial position as at 31 March 2020. The financial information for the year ended 31 March 2020 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on those statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006. The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2021. The notes to the financial statements have been prepared on a continuing basis unless otherwise stated. The half year financial statements have been prepared on a basis consistent with that applied in the preparation of the financial statements for the year ended 31 March 2020. Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and improves the comparability of reported financial performance from year to year. The profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period. Items which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts for the year ended 31 March 2020. Areas of judgement and key sources of estimation uncertainty In preparing this half year financial information, we have considered the areas where judgement has been exercised by management in applying the Group’s accounting policies and the key sources of estimation uncertainty as compared to those applied in the preparation of the Annual Report and Accounts for the year ended 31 March 2020. Areas of judgement that have the most significant effect on the amounts recognised in the financial information: • Categorisation of certain items as exceptional items or remeasurements: We have continued to apply the Group's Exceptional Items Framework and have recognised an exceptional item in relation to environmental provisions within continuing operations (see note 4 for details). We continue to treat certain items as remeasurements as disclosed in note 4. • Other areas of judgement applied are consistent with those for the year ended 31 March 2020: ◦ the useful economic lives of our gas networks remaining appropriate; and ◦ the Electricity System Operator acting as an agent in respect of certain Transmission Network Use of Service revenues, principally those collected on behalf of the Scottish and Offshore transmission operators. The key sources of estimation uncertainty are consistent with those for the year ended 31 March 2020: • the valuation of liabilities for pensions and other post-retirement benefits; and • the cash flows applied in determining environmental provisions. The COVID-19 pandemic continues to make the valuation of certain assets and liabilities more subjective, and as described in our Annual Report and Accounts for the year ended 31 March 2020, we have paid close attention to the estimation uncertainty in respect of the valuation of certain pension assets and the recoverability of customer receivables. Following the stabilisation of markets, the level of uncertainty on pension asset valuations has decreased since 31 March 2020. Details on the recoverability of customer receivables are provided in note 14. 23

National Grid 2020/21 Half Year Results Statement 1. Basis of preparation and new accounting standards, interpretations and amendments (continued) Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the half year financial information, the Directors have again considered the impact of COVID-19 on the Group’s operations. The Directors reviewed analysis performed by management which assessed the principal risks discussed on page 41 by modelling both a base case and a reasonable worst case scenario. The analysis also included additional stress testing considering further items not included in the reasonable worst case. The base case is consistent with the latest forecast information presented to the Group’s Executive Committee. The reasonable worst case scenario covers the cash flow impact associated with a second extended lockdown period in both the UK and US over a six month period starting in November 2020, with a phased return to normal operations over the next three months. The length of any lockdown period and the consequential impact on cash collections and capital programmes is the key judgement applied in the analysis. The main cash flow impacts identified in the reasonable worst case scenario are: • A reduction in cash collections driven by lower customer demand and increased bad debt in our US businesses; • Additional working capital required to fund payment term extensions and charge deferrals in the UK electricity market, intended to help customers and end-user consumers; • Further increases in other costs such as cleaning, safety equipment and IT; offset by a continued reduction in discretionary spend across all areas (e.g. recruitment, travel and consultancy spend). As part of its assessment the Board considered additional stress testing performed by management of items not included in the reasonable worst case alongside potential levers at the Board's discretion to improve the position identified by the analysis if the debt capital markets were not accessible. The stress testing performed specifically analysed the impact of more severe customer collection issues in our US business, the impact of significant customers defaulting in the UK, and further storm costs in our US business. The further levers the Board considered included: • The payment of dividends to shareholders; • Significant changes in the phasing of the Group’s capital programme with elements of non-essential works and programmes delayed; and • A number of further reductions in operating expenditure across the Group primarily related to workforce cost reductions in both the UK and the US. Having considered the reasonable worst case scenario, the stress testing performed and further levers at the Board’s discretion, the Group continues to have headroom against its committed facilities identified in note 13 to the half year financial information. In addition to the above, the ability to raise new financing was separately included in the analysis and the Directors noted the £3.5 billion of issuances completed in the period from 1 April to 30 September 2020 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed. Other factors considered by the Board as part of their Going Concern assessment included the potential impact of Brexit trade talks, the potential final determinations of the UK RIIO-2 price control process, ongoing rate case determinations in the US alongside inherent uncertainties in cash flow forecasts (such as the impact of storms on our US business). Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least twelve months from the signing date of these consolidated interim financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial information. New IFRS accounting standards, interpretations and amendments adopted in the period There are no new standards, interpretations and amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2020 that have had a material impact on the Group’s results. 24

National Grid 2020/21 Half Year Results Statement 1. Basis of preparation and new accounting standards, interpretations and amendments (continued) New IFRS accounting standards, interpretations and amendments not yet adopted The following new accounting standards, interpretations and amendments to existing standards have been issued, since the publication our Annual Report and Accounts, but are not yet effective or have not yet been endorsed by the EU: • Amendments to IFRS 16: COVID-19 rent concessions; • Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform phase 2; • Narrow scope amendments to IAS 16, IAS 37 and IFRS 3; and • Annual improvements 2018-20. The Group is currently assessing the impact of the amendments but they are not expected to have a material impact. The Group has not early adopted any standard, amendment or interpretation that has been issued but is not yet effective. 2. Segmental analysis Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements. The results of our three principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment: UK Electricity The high-voltage electricity transmission networks in England and Wales and independent Transmission Great Britain system operator. UK Gas The high-pressure gas transmission networks in Great Britain and system operator in Great Transmission Britain. US Regulated Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York. The UK Electricity Transmission segment also includes the independent Electricity System Operator (ESO). Although there is a separate governance structure including a separate Executive Committee, the Board receives financial information on an aggregated UK Electricity Transmission basis, which includes the results of the ESO, and accordingly the ESO is included within the UK Electricity Transmission reportable segment. The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of extreme weather over the winter. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2020 when compared to 31 March 2020. The majority of UK revenues are governed by the arrangements under RIIO, through which revenue is primarily based on availability of transmission capacity rather than usage, and therefore are not subject to the same seasonal fluctuations as in the US. The National Grid Ventures (NGV) operating segment represents our key strategic growth area outside our regulated core business in competitive markets across the UK and the US. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK, electricity interconnectors and our investment in National Grid Renewables Development LLC (formerly Geronimo), with a focus on investment and future activities in emerging growth areas. NGV does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. However, certain additional disclosure is included in the footnotes below. Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners. 25

National Grid 2020/21 Half Year Results Statement

2. Segmental analysis (continued)

(a) Revenue

Six months ended 30 September	2020 Total sales £m	2020 Sales between segments[1] £m	2020 Sales to third parties £m	2019 Total sales £m	2019 Sales between segments[1] £m	2019 Sales to third parties £m
Operating segments – continuing operations:						
UK Electricity Transmission	1,888	(5)	1,883	1,708	(7)	1,701
UK Gas Transmission	365	(8)	357	345	(6)	339
US Regulated	3,940	—	3,940	3,876	—	3,876
NGV and Other[2]	356	(1)	355	376	(3)	373
Total revenue from continuing operations	6,549	(14)	6,535	6,305	(16)	6,289
Geographical areas:						
UK			2,542			2,395
US			3,993			3,894
Total revenue from continuing operations			6,535			6,289

1. Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination.
2. Included within NGV and Other is £312 million (2019: £291 million) of revenue relating to NGV.

(b) Operating profit

Six months ended 30 September	Before exceptional items and remeasurements 2020 £m	Before exceptional items and remeasurements 2019 £m	After exceptional items and remeasurements 2020 £m	After exceptional items and remeasurements 2019 £m
Operating segments – continuing operations:				
UK Electricity Transmission	477	625	477	625
UK Gas Transmission	95	62	95	62
US Regulated	363	274	451	189
NGV and Other[1]	112	127	112	127
Total operating profit from continuing operations	1,047	1,088	1,135	1,003
Geographical areas				
UK	685	829	685	829
US	362	259	450	174
Total operating profit from continuing operations	1,047	1,088	1,135	1,003

1. Includes £142 million (2019: £128 million) of operating profit (both before and after exceptional items and remeasurements) relating to NGV.

Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. The operating exceptional items and remeasurements income of £88 million (2019: £85 million expense) relates to US Regulated operations.

Six months ended 30 September	Before exceptional items and remeasurements 2020 £m	Before exceptional items and remeasurements 2019 £m	After exceptional items and remeasurements 2020 £m	After exceptional items and remeasurements 2019 £m
Reconciliation to profit before tax:				
Operating profit from continuing operations	1,047	1,088	1,135	1,003
Share of post-tax results of joint ventures and associates	38	37	30	37
Finance income	14	31	28	38
Finance costs	(482)	(584)	(473)	(674)
Profit before tax from continuing operations	617	572	720	404

26

National Grid 2020/21 Half Year Results Statement

2. Segmental analysis (continued)

(c) Capital expenditure

Capital expenditure represents additions to property, plant and equipment and other intangible assets but excludes additional investments in and loans to joint ventures and associates.

	Net book value of property, plant and equipment and other intangible assets		Capital expenditure		Depreciation and amortisation	
	30 September 2020 £m	31 March 2020 £m	**30 September 2020 £m**	30 September 2019 £m	**30 September 2020 £m**	30 September 2019 £m
Operating segments:						
UK Electricity Transmission	**14,067**	13,788	**548**	471	**(258)**	(245)
UK Gas Transmission	**4,518**	4,513	**85**	167	**(81)**	(85)
US Regulated	**29,670**	29,623	**1,641**	1,588	**(459)**	(383)
NGV and Other[1,2]	**2,323**	2,141	**224**	235	**(55)**	(120)
Total from continuing operations	**50,578**	50,065	**2,498**	2,461	**(853)**	(833)
Geographical areas:						
UK	**20,874**	20,427	**857**	832	**(393)**	(402)
US	**29,704**	29,638	**1,641**	1,629	**(460)**	(431)
Total from continuing operations	**50,578**	50,065	**2,498**	2,461	**(853)**	(833)
By asset type:						
Property, plant and equipment	**49,153**	48,770	**2,282**	2,299	**(761)**	(746)
Other intangible assets	**1,425**	1,295	**216**	162	**(92)**	(87)
Total from continuing operations	**50,578**	50,065	**2,498**	2,461	**(853)**	(833)

1. Included within NGV and Other are assets with a net book value of £2,259 million (31 March 2020: £2,080 million), capital expenditure of £210 million (2019: £193 million) and depreciation and amortisation of £45 million (2019: £62 million) relating to NGV.
2. In the second half of the year ended 31 March 2020, we transferred certain software assets and properties in the US which are outside the US rate base and operate for the benefit of our US regulated businesses, that were previously included in the NGV and Other segment into the US Regulated segment. These assets were included within NGV and Other for the period ended 30 September 2019, and in that period, the costs associated with owning and operating these assets (principally depreciation and amortisation) of £47 million and an income of £25 million were charged to the US regulated business.

27

National Grid 2020/21 Half Year Results Statement

3. Revenue

Under IFRS 15 'Revenue from Contracts with Customers', revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2020	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	**Total £m**
Revenue under IFRS 15:					
Transmission	895	247	216	142	1,500
Distribution	—	—	3,480	—	3,480
System Operator	945	82	—	—	1,027
Other[1]	31	10	7	165	213
Total IFRS 15 revenue	1,871	339	3,703	307	6,220
Other revenue:					
Generation	—	—	197	—	197
Other[2]	12	18	40	48	118
Total other revenue	12	18	237	48	315
Total revenue from continuing operations	1,883	357	3,940	355	6,535

Geographic split of revenue for the six months ended 30 September 2020	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	**Total £m**
Revenue under IFRS 15:					
UK	1,871	339	—	261	2,471
US	—	—	3,703	46	3,749
Total IFRS 15 revenue	1,871	339	3,703	307	6,220
Other revenue:					
UK	12	18	—	41	71
US	—	—	237	7	244
Total other revenue	12	18	237	48	315
Total revenue from continuing operations	1,883	357	3,940	355	6,535

1. Within NGV and Other, the other IFRS 15 revenue principally relates to revenue generated from our metering businesses.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income.

28

National Grid 2020/21 Half Year Results Statement

3. Revenue (continued)

Revenue for the six months ended 30 September 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15:					
Transmission	976	227	199	151	1,553
Distribution	—	—	3,430	2	3,432
System Operator	677	86	—	—	763
Other[1]	42	10	6	140	198
Total IFRS 15 revenue	1,695	323	3,635	293	5,946
Other revenue:					
Generation	—	—	196	—	196
Other[2]	6	16	45	80	147
Total other revenue	6	16	241	80	343

Geographic split of revenue for the six months ended 30 September 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15:					
UK	1,695	323	—	284	2,302
US	—	—	3,635	9	3,644
Total IFRS 15 revenue	1,695	323	3,635	293	5,946
Other revenue:					
UK	6	16	—	70	92
US	—	—	241	10	251
Total other revenue	6	16	241	80	343
Total revenue from continuing operations	1,701	339	3,876	373	6,289

1. Within NGV and Other, the other IFRS 15 revenue principally relates to revenue generated from our metering businesses.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income.

4. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgement of the Directors, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods.

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain financial assets and liabilities categorised as held at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contracts and derivative financial instruments to the extent that hedge accounting is either not achieved or is not effective. We have also classified the unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL within remeasurements. These relate to the financial assets which fail the 'solely payments of principal and interest test' under IFRS 9, the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

29

National Grid 2020/21 Half Year Results Statement

4. Exceptional items and remeasurements (continued)

Six months ended 30 September 2020	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations:			
Environmental charges	15	—	15
Net gains on commodity contract derivatives	—	73	73
	15	73	88
Included within net finance costs (note 5):			
Net losses on derivative financial instruments	—	(26)	(26)
Net gains on FVTPL financial assets	—	14	14
Net gains on FVTPL financial liabilities	—	35	35
	—	23	23
Included within share of post-tax results of joint ventures and associates			
Net losses on financial instruments	—	(8)	(8)
	—	(8)	(8)
Total included within profit before tax from continuing operations	15	88	103
Tax	(4)	(24)	(28)
Total exceptional items and remeasurements after tax from continuing operations	11	64	75

Six months ended 30 September 2019	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations			
Net losses on commodity contract derivatives	—	(85)	(85)
	—	(85)	(85)
Included within net finance costs (note 5)			
Net losses on derivative financial instruments	—	(41)	(41)
Net gains on FVTPL financial assets	—	7	7
Net losses on FVTPL financial liabilities	—	(49)	(49)
	—	(83)	(83)
Total included within profit before tax from continuing operations	—	(168)	(168)
Tax	—	25	25
Total exceptional items and remeasurements after tax from continuing operations	—	(143)	(143)

We have recognised an exceptional gain relating to the release of £15 million ($19 million) of environmental provisions relating to one of our US Superfund sites, for which the original provision was treated as an exceptional item. The reduction in the provision arose as a result of the re-evaluation of the Group's share of estimated costs following the finalisation of discussions on the scope of the remediation with government authorities. The release has been recorded as an exceptional item in line with the treatment of the original provision.

30

National Grid 2020/21 Half Year Results Statement 5. Finance income and costs Six months ended 30 September 2020 2019 Notes £m £m Finance income before exceptional items and remeasurements Interest income on financial instruments 14 31 14 31 Finance costs before exceptional items and remeasurements Net interest payable on pensions and other post-retirement benefit obligations (21) (13) Interest expense on financial instruments (477) (599) Unwinding of discount on provisions (42) (40) Other interest (1) 6 Less: Interest capitalised 59 62 (482) (584) Net finance costs before exceptional items and remeasurements (468) (553) Total exceptional items and remeasurements 4 23 (83) Net finance costs including exceptional items and remeasurements from continuing operations (445) (636) 6. Tax from continuing operations The tax charge for the six month period is £118 million (2019: £16 million), and before tax on exceptional items and remeasurements, is £90 million (2019: £41 million). It is based on management’s estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate excluding tax on exceptional items and remeasurements is 14.6% (2019: 7.2%), which includes the impact of our share of post- tax results of joint ventures and associates. The half year effective tax rates (before and after exceptional items and remeasurements) reflects the seasonality of earnings in the US Group and the closure of an audit in the current period. For the full year, we expect the Group's effective tax rate to be around 21% excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2020 was 18.5% before exceptional items and remeasurements and 27.4% after exceptional items and remeasurements. On 17 March 2020, the UK government utilised the Provisional Collection of Taxes Act 1968 to substantively enact a reversal of the reduction in the main UK corporation tax rate to 17% with effect from 1 April 2020. The main UK corporation tax rate therefore remains at 19%. Deferred tax balances were remeasured at 31 March 2020 and continue to be calculated at the enacted rate of 19%. 31

National Grid 2020/21 Half Year Results Statement

7. Earnings per share

Earnings per share (EPS), excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Group, as set out in note 1. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a) Basic earnings per share

Six months ended 30 September	2020 Earnings £m	2020 EPS Pence	2019 Earnings £m	2019 EPS Pence
Profit after tax before exceptional items and remeasurements – continuing	526	15.0	530	15.5
Exceptional items and remeasurements after tax – continuing	75	2.1	(143)	(4.2)
Profit after tax from continuing operations attributable to the parent	**601**	**17.1**	387	11.3
Profit after tax before exceptional items and remeasurements – discontinued	—	—	5	0.2
Exceptional items and remeasurements after tax – discontinued	—	—	1	—
Profit after tax from discontinued operations attributable to the parent	—	—	6	0.2
Total profit after tax before exceptional items and remeasurements	526	15.0	535	15.7
Total exceptional items and remeasurements after tax	75	2.1	(142)	(4.2)
Total profit after tax attributable to the parent	**601**	**17.1**	393	11.5
		Millions		Millions
Weighted average number of shares – basic		**3,513**		3,430

(b) Diluted earnings per share

Six months ended 30 September	2020 Earnings £m	2020 EPS Pence	2019 Earnings £m	2019 EPS Pence
Profit after tax before exceptional items and remeasurements – continuing	526	14.9	530	15.4
Exceptional items and remeasurements after tax – continuing	75	2.1	(143)	(4.2)
Profit after tax from continuing operations attributable to the parent	**601**	**17.0**	387	11.2
Profit after tax before exceptional items and remeasurements – discontinued	—	—	5	0.2
Exceptional items and remeasurements after tax – discontinued	—	—	1	—
Profit after tax from discontinued operations attributable to the parent	—	—	6	0.2
Total profit after tax before exceptional items and remeasurements	526	14.9	535	15.6
Total exceptional items and remeasurements after tax	75	2.1	(142)	(4.2)
Total profit after tax attributable to the parent	**601**	**17.0**	393	11.4
		Millions		Millions
Weighted average number of shares – diluted		**3,530**		3,446

8. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends			
Final dividend in respect of the year ended 31 March 2020	**32.00**	**1,065**	**54**
Final dividend in respect of the year ended 31 March 2019	31.26	557	517

The Directors are proposing an interim dividend of 17.00 pence per share to be paid in respect of the year ending 31 March 2021. This would absorb approximately £598 million of shareholders' equity.

An interim dividend for the year ended 31 March 2020 of 16.57 pence per share was paid in January 2020. The cash dividend paid was £335 million with an additional £241 million settled via a scrip issue.

32

National Grid 2020/21 Half Year Results Statement

9. Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost					
Cost at 1 April 2020	3,897	60,242	4,065	1,036	69,240
Exchange adjustments	(82)	(1,287)	(46)	(28)	(1,443)
Additions	72	183	2,001	29	2,285
Disposals	—	(115)	(7)	(12)	(134)
Reclassifications	65	1,121	(1,228)	22	(20)
Cost at 30 September 2020	**3,952**	**60,144**	**4,785**	**1,047**	**69,928**
Accumulated depreciation					
Accumulated depreciation at 1 April 2020	(847)	(18,961)	—	(662)	(20,470)
Exchange adjustments	13	308	—	17	338
Depreciation charge for the period	(46)	(657)	—	(58)	(761)
Disposals	(1)	108	—	11	118
Reclassifications	(1)	(3)	—	4	—
Accumulated depreciation at 30 September 2020	**(882)**	**(19,205)**	**—**	**(688)**	**(20,775)**
Net book value at 30 September 2020	**3,070**	**40,939**	**4,785**	**359**	**49,153**

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost					
Cost at 1 April 2019	3,338	54,383	4,425	930	63,076
Impact of transition to IFRS 16	381	67	—	20	468
Cost at 1 April 2019	3,719	54,450	4,425	950	63,544
Exchange adjustments	118	1,755	76	40	1,989
Additions	9	142	2,108	39	2,298
Disposals	(28)	(323)	—	(15)	(366)
Reclassifications	46	1,644	(1,701)	13	2
Cost at 30 September 2019	**3,864**	**57,668**	**4,908**	**1,027**	**67,467**
Accumulated depreciation					
Accumulated depreciation at 1 April 2019	(778)	(17,794)	—	(591)	(19,163)
Exchange adjustments	(18)	(436)	—	(24)	(478)
Depreciation charge for the period	(48)	(639)	—	(56)	(743)
Disposals	15	314	—	14	343
Reclassifications	1	(1)	—	1	1
Accumulated depreciation at 30 September 2019	**(828)**	**(18,556)**	**—**	**(656)**	**(20,040)**
Net book value at 30 September 2019	**3,036**	**39,112**	**4,908**	**371**	**47,427**

33

National Grid 2020/21 Half Year Results Statement

10. Fair value measurement

Assets and liabilities measured at fair value

Included in the statement of financial position are certain financial assets and liabilities which are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 192 of the Annual Report and Accounts for the year ended 31 March 2020.

	30 September 2020				31 March 2020			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets								
Investments held at FVTPL	819	50	118	987	1,278	—	108	1,386
Investments held at FVOCI	103	353	—	456	83	352	—	435
Investments in associates[1]	—	—	106	106	—	—	103	103
Financing derivatives	—	1,147	—	1,147	—	1,257	10	1,267
Commodity contract derivatives	—	25	45	70	—	9	66	75
	922	1,575	269	2,766	1,361	1,618	287	3,266
Liabilities								
Financing derivatives	—	(491)	(228)	(719)	—	(889)	(245)	(1,134)
Commodity contract derivatives	—	(90)	(32)	(122)	—	(136)	(64)	(200)
Liabilities held at fair value	(725)	—	—	(725)	(741)	—	—	(741)
Contingent consideration[2]	—	—	(65)	(65)	—	—	(74)	(74)
	(725)	(581)	(325)	(1,631)	(741)	(1,025)	(383)	(2,149)
Total	197	994	(56)	1,135	620	593	(96)	1,117

1. Our level 3 investments in associates include investments relating to Sunrun Neptune 2016 LLC accounted for at FVTPL.
2. Contingent consideration relates to the acquisition of National Grid Renewables Development LLC.

The estimated fair value of total borrowings using market values at 30 September 2020 is £37,652 million (31 March 2020: £34,174 million).

Our level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets.

Our level 2 financial investments held at fair value are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

Our level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of small, early stage unquoted investments where prices or valuation inputs are unobservable. The majority of these investments are valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments or marked to the latest round of funding and adjusted for our preferential rights. We have six investments valued with reference to market multiples, using a combination of techniques such as market multiples and cost to replace technology.

34

National Grid 2020/21 Half Year Results Statement

10. Fair value measurement (continued)

Our level 3 investments in associates include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

Our level 3 financing derivatives include cross-currency swaps, inflation-linked swaps and equity options, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

Our level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

	Financing derivatives within net debt (see note 11)	
Six months ended 30 September	2020	2019
	£m	£m
+20 basis point increase in Limited Price Index (LPI) market curve	(98)	(105)
-20 basis point decrease in LPI market curve	93	99

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. A reasonably possible change in assumptions for other level 3 assets and liabilities would not result in a material change in fair values.

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives within net debt (see note 11)		Commodity contract derivatives		Other[1]		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(235)	(214)	2	1	137	152	(96)	(61)
Net gains/(losses) through the consolidated income statement for the period[2, 3, 4]	6	(45)	(9)	(4)	—	15	(3)	(34)
Purchases[5]	—	—	—	(5)	9	16	9	11
Acquisition of National Grid Renewables Development LLC	—	—	—	—	—	(70)	—	(70)
Settlements	1	1	20	17	13	(3)	34	15
At 30 September[6]	(228)	(258)	13	9	159	110	(56)	(139)

1. Other comprises our investments in Sunrun Neptune 2016 LLC, Enbala and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss and the contingent consideration arising from the acquisition of National Grid Renewables Development LLC.
2. Gains of £6 million (2019: losses of £45 million) are attributable to derivative financial instruments held at the end of the reporting period.
3. Gains of £10 million (2019: losses of £10 million) are attributable to commodity contract derivative financial instruments held at the end of the reporting period.
4. Other includes £2 million (2019: £4 million) of fair value movements for National Grid Partners.
5. Purchases includes £9 million (2019: £14 million) of additional investments made by National Grid Partners.
6. There were no reclassifications in or out of level 3 (2019: none).

35

National Grid 2020/21 Half Year Results Statement

11. Net debt

Net debt is comprised as follows:

	30 September 2020 £m	31 March 2020 £m
Cash and cash equivalents	**164**	73
Current financial investments	**1,315**	1,998
Borrowings and bank overdrafts	**(32,022)**	(30,794)
Financing derivatives[1]	**428**	133
Net debt (net of related derivative financial instruments)	**(30,115)**	(28,590)

1. Includes £14 million asset (31 March 2020: £3 million liability) in relation to the hedging of capital expenditure. The cash flows related to these derivatives are included within investing activities and not financing activities in the consolidated cash flow statement.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2020			31 March 2020		
	Assets £m	**Liabilities £m**	**Total £m**	Assets £m	Liabilities £m	Total £m
Financing derivatives	**1,147**	**(719)**	**428**	1,267	(1,134)	133
Commodity contract derivatives	**70**	**(122)**	**(52)**	75	(200)	(125)
Total derivative financial instruments	**1,217**	**(841)**	**376**	1,342	(1,334)	8

12. Changes in net debt

(a). Analysis of changes in net debt

	Cash and cash equivalents £m	Financial investments £m	Borrowings[1] £m	Financing derivatives £m	Total £m
At 1 April 2020	**73**	**1,998**	**(30,794)**	**133**	**(28,590)**
Cash flows	**93**	**(681)**	**(1,055)**	**23**	**(1,620)**
Fair value gains and losses and exchange movements	**(2)**	**(9)**	**397**	**267**	**653**
Interest income/(charge)	**—**	**7**	**(482)**	**5**	**(470)**
Other non-cash movements	**—**	**—**	**(88)**	**—**	**(88)**
At 30 September 2020	**164**	**1,315**	**(32,022)**	**428**	**(30,115)**

	Cash and cash equivalents £m	Financial investments £m	Borrowings[1] £m	Financing derivatives £m	Total £m
At 31 March 2019	252	1,981	(28,730)	(32)	(26,529)
Impact of transition to IFRS 16	—	—	(474)	—	(474)
At 1 April 2019	252	1,981	(29,204)	(32)	(27,003)
Cash flows	(47)	1,358	(462)	109	958
Fair value gains and losses and exchange movements	8	46	(979)	(226)	(1,151)
Interest income/(charge)	—	21	(566)	(33)	(578)
Acquisition of National Grid Renewables Development LLC	—	—	(13)	—	(13)
Other non-cash movements	—	—	(46)	—	(46)
At 30 September 2019	213	3,406	(31,270)	(182)	(27,833)

1. Included within borrowings are lease liabilities amounting to £735 million (30 September 2019: £742 million).

36

National Grid 2020/21 Half Year Results Statement

12. Changes in net debt (continued)

(b). Reconciliation of cash flows from financing liabilities to cash flow statement

	30 September 2020 £m	30 September 2019 £m
Cash flows per financing activities section of cash flow statement:		
Proceeds received from loans	**3,506**	2,460
Repayment of loans	**(911)**	(1,674)
Payments of lease liabilities	**(66)**	(60)
Net movements in short-term borrowings	**(1,046)**	210
Net movements in derivatives	**22**	(14)
Interest paid	**(445)**	(487)
Cash flows per financing activities section of cash flow statement	**1,060**	435
Adjustments:		
Non-net debt-related items	**13**	(1)
Derivative cash flows in relation to capital expenditure	**(1)**	2
Derivative cash flows per investing activities section of cash flow statement	**(40)**	(83)
Cash flows relating to financing liabilities within net debt	**1,032**	353
Analysis of changes in net debt:		
Borrowings	**1,055**	462
Financing derivatives	**(23)**	(109)
Cash flow movements relating to financing liabilities within net debt	**1,032**	353

(c). Reconciliation of changes in liabilities arising from financing activities

The table below reconciles changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows within financing activities.

	Borrowings £m	Financing derivatives[1] £m	Total £m
At 1 April 2020	(30,794)	228	(30,566)
Cash flows	(1,055)	(19)	(1,074)
Fair value gains and losses and exchange movements	397	168	565
Interest (charges)/income	(482)	6	(476)
Other non-cash movements	(88)	—	(88)
At 30 September 2020	**(32,022)**	**383**	**(31,639)**

	Borrowings £m	Financing derivatives[1] £m	Total £m
At 1 April 2019	(28,730)	228	(28,502)
Impact of transition to IFRS 16	(474)	—	(474)
At 1 April 2019 (as restated)	(29,204)	228	(28,976)
Cash flows	(462)	24	(438)
Fair value gains and losses and exchange movements	(979)	(52)	(1,031)
Interest charges	(566)	(11)	(577)
Acquisition of National Grid Renewables Development LLC	(13)	—	(13)
Other non-cash movements	(46)	—	(46)
At 30 September 2019	**(31,270)**	**189**	**(31,081)**

1. For the purposes of this table, financing derivatives exclude derivatives associated with our net investment hedges, given that they are classified in the statement of cash flows within investing activities.

37

National Grid 2020/21 Half Year Results Statement 13. Borrowing facilities To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. Our undrawn amounts are listed below. 30 September 2020 31 March 2020 £m £m Undrawn committed borrowing facilities expiring: Less than 1 year — — In 1 to 2 years 1,971 1,940 In 2 to 3 years 1,137 1,668 In 3 to 4 years 1,028 277 In 4 to 5 years 1,605 1,887 More than 5 years — — 5,741 5,772 In addition, we have the following facilities which are not included in the table above: • For the separately regulated business of National Grid Electricity System Operator Limited, the Group has a facility of £550 million (31 March 2020: £550 million), of which £550 million (31 March 2020: £550 million is undrawn. This facility is not available as Group general liquidity support. • The Group has Export Credit Agreements (ECAs) totaling £1,443 million (31 March 2020: £901 million), of which £659 million (31 March 2020: £233 million) is undrawn. 14. Trade and other receivables 30 September 2020 31 March 2020 £m £m Trade receivables 1,421 1,551 Accrued income 663 869 Prepayments 408 408 Other receivables 210 158 2,702 2,986 A reconciliation of the provisions for impairment of receivables for the six month periods are as follows: Six months ended Six months ended 30 September 2020 31 March 2020 £m £m Opening provision 512 385 Exchange adjustments (19) — Charge for the period, net of recoveries 120 183 Uncollectible amounts written off (34) (56) Closing provision 579 512 £1,639 million (31 March 2020: £1,806 million) of the trade receivables and unbilled revenue balance (included within accrued income) is attributable to retail customers in the US. In March 2020, the Group’s US distribution businesses ceased certain customer cash collection activities in response to regulatory instructions and to changes in State, Federal and City level regulations and guidance, and actions to minimise risk to the Group’s employees. The Group also ceased customer termination activities as requested by relevant local authorities. In determining the additional impairment provision to be recognised at 31 March 2020 in light of the moratoriums, we considered the macroeconomic data including unemployment levels and our previous experience regarding debtor recoverability during and in the aftermath of the 2008/09 financial crisis (which impacted all of our service territories) and that following Superstorm Sandy in 2012 which impacted our downstate New York gas business specifically. 38

National Grid 2020/21 Half Year Results Statement

14. Trade and other receivables (continued)

Throughout the first half of the year the moratoriums have remained in place, and our aged receivables over 60 days old have continued to increase. In light of this and the current macroeconomic data, we have recognised an additional impairment provision of £120 million. The average expected loss rates and gross balances for the retail customer receivables in our US operations are set out below:

	30 September 2020		31 March 2020	
	%	£m	%	£m
Unbilled revenue	**6**	**233**	5	395
0 – 30 days	**5**	**506**	5	623
30 – 60 days	**14**	**125**	14	184
60 – 90 days	**29**	**75**	29	105
3 – 6 months	**47**	**174**	47	119
6 – 12 months	**63**	**227**	63	104
Over 12 months	**79**	**299**	79	276
		1,639		1,806

15. Pensions and other post-retirement benefit obligations

	30 September 2020 £m	31 March 2020 £m
Present value of funded obligations	**(26,643)**	(24,281)
Fair value of plan assets	**25,809**	23,748
	(834)	(533)
Present value of unfunded obligations	**(364)**	(345)
Other post-employment liabilities	**(72)**	(75)
Net defined benefit liability	**(1,270)**	(953)
Presented in consolidated statement of financial position:		
Liabilities	**(2,498)**	(2,802)
Assets	**1,228**	1,849
Net defined benefit liability	**(1,270)**	(953)

Key actuarial assumptions	30 September 2020	31 March 2020
Discount rate – UK past service	**1.50 %**	2.35 %
Discount rate – US	**2.75 %**	3.30 %
Rate of increase in RPI – past service	**2.95 %**	2.65 %

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 30 September 2020 was a liability of £1,270 million (31 March 2020: £953 million liability). The movement of £317 million primarily reflects changes in actuarial assumptions resulting in an increase in liabilities, partially offset by asset performance being more than the discount rate, and employer contributions paid over the accounting period.

Changes in actuarial assumptions, primarily movements in discount rates, led to an increase in liabilities of £3,038 million (an increase in UK and US liabilities of £2,059 million and £979 million respectively) which reflected decreases in corporate bond yields in both the UK and US. A gain of £2,571 million reflects returns on assets during the period both in the UK and the US, being more than the discount rate at the start of the year. The net impact of actuarial gains and losses has been reflected within the consolidated statement of comprehensive income. Employer contributions of £187 million were paid during the period.

The pension surpluses in both the UK in relation to the National Grid UK Pension Scheme of £631 million (31 March 2020: £1,165 million) and the National Grid Electricity Group of the Electricity Supply Scheme of £286 million (31 March 2020: £424 million) and the Niagara Mohawk Plan in the US of £311 million (31 March 2020: £260 million) continue to be recognised as assets under IFRIC 14 as explained on page 168 of the Annual Report and Accounts for the year ended 31 March 2020.

39

National Grid 2020/21 Half Year Results Statement 16. Commitments and contingencies At 30 September 2020, there were commitments for future capital expenditure contracted but not provided for of £3,137 million (30 September 2019: £2,643 million). We also have other commitments relating primarily to commodity purchase contracts and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 181 of the Annual Report and Accounts for the year ended 31 March 2020. Litigation and claims Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position. 17. Exchange rates The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were: Year ended 30 September 2020 2019 31 March 2020 Closing rate applied at period end 1.29 1.23 1.24 Average rate applied for the period 1.27 1.25 1.29 18. Related party transactions Related party transactions in the six months ended 30 September 2020 were substantially the same in nature to those disclosed on page 182 of the Annual Report and Accounts for the year ended 31 March 2020. There were no other related party transactions in the period that have materially affected the financial position or performance of the Group. 40

National Grid 2020/21 Half Year Results Statement Principal risks and uncertainties When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2020 (principal risks on pages 22-25 and inherent risks on pages 227-230) were reviewed to ensure that the disclosures remained appropriate and adequate. Below is a summary of our key risks as at 30 September 2020: Operational risks: • Failure to prepare and respond to significant disruptive factors caused by the COVID-19 pandemic; • Catastrophic asset failure results in a significant safety and/or environmental event; • Major cyber security breach of business, operational technology and/or critical national infrastructure systems/data; • Failure to predict and respond to a significant disruption of energy that adversely affects our customers and/or the public; • Failure to adequately identify, collect, use and keep private the physical and digital data required to support Company operations and future growth; Strategic and regulatory risks: • Failure to influence future energy policy and secure satisfactory regulatory agreements; • Failure to deliver our customer, stakeholder and investor proposition due to increased political and economic uncertainty; • Failure to adequately anticipate and minimise the adverse impact from disruptive forces such as technology and innovation on our business model; People risks: • Failure to build sufficient capability and leadership capacity (including effective succession planning) required to deliver our vision and strategy; Climate change risk: • Failure to (i) respond/insufficient preparedness to climate change and (ii) to meet our commitments as a climate change leader, particularly in relation to the energy transition. 41

National Grid 2020/21 Half Year Results Statement Statement of Directors’ Responsibilities The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority. The Directors confirm that to the best of their knowledge: a) the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union; b) the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and c) the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein). The Directors of National Grid plc are listed in the Annual Report and Accounts for the year ended 31 March 2020, with the exception of the changes in the period which are listed on page 7. By order of the Board …………………….. …………………….. John Pettigrew Andy Agg 11 November 2020 11 November 2020 Chief Executive Chief Financial Officer 42

National Grid 2020/21 Half Year Results Statement INDEPENDENT REVIEW REPORT TO NATIONAL GRID PLC We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2020 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 18. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. Directors’ responsibilities The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. Scope of review We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2020 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. Use of our report This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed. Deloitte LLP Statutory Auditor London, United Kingdom 11 November 2020 43

National Grid 2020/21 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations

Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below and capital investment. For each of these we present a reconciliation to the most directly comparable IFRS measure.

Net revenue

'Net revenue' is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2020			2019		
	Gross revenue	**Pass-through costs**	**Net revenue**	Gross revenue	Pass-through costs	Net revenue
Six months ended 30 September	**£m**	**£m**	**£m**	£m	£m	£m
UK Electricity Transmission	**1,888**	**(955)**	**933**	1,708	(662)	1,046
UK Gas Transmission	**365**	**(100)**	**265**	345	(105)	240
US Regulated	**3,940**	**(1,318)**	**2,622**	3,876	(1,511)	2,365
NGV and Other	**356**	**—**	**356**	376	—	376
Sales between segments	**(14)**	**—**	**(14)**	(16)	—	(16)
Total	**6,535**	**(2,373)**	**4,162**	6,289	(2,278)	4,011

Adjusted profit measures:

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 12 and reconciled below.

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). As defined on page 30 of the Annual Report and Accounts for the year ended 31 March 2020, major storm costs are costs (net of certain deductibles) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred cost (after deductibles) exceeds $100 million in any given year we also exclude the net amount from underlying earnings.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2020, which was $1.27 to £1.00. The weighted average rate for the six months ended 30 September 2019, was $1.25 to £1.00. Assets and liabilities as at 30 September 2020 have been retranslated at the closing rate at 30 September 2020 of $1.29 to £1.00. The closing rate for the balance sheet date 31 March 2020 was $1.24 to £1.00.

44

National Grid 2020/21 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – At actual exchange rates – Continuing operations

Six months ended 30 September 2020	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	477	—	477	47	—	524
UK Gas Transmission	95	—	95	13	—	108
US Regulated	451	(88)	363	40	—	403
NGV and Other	112	—	112	—	—	112
Total operating profit	1,135	(88)	1,047	100	—	1,147
Net finance costs	(445)	(23)	(468)	—	—	(468)
Share of post -tax results of JVs and associates	30	8	38	—	—	38
Profit before tax	720	(103)	617	100	—	717
Tax	(118)	28	(90)	(22)	—	(112)
Profit after tax	602	(75)	527	78	—	605

Six months ended 30 September 2019	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	625	—	625	(42)	—	583
UK Gas Transmission	62	—	62	4	—	66
US Regulated	189	85	274	251	—	525
NGV and Other	127	—	127	—	—	127
Total operating profit	1,003	85	1,088	213	—	1,301
Net finance costs	(636)	83	(553)	—	—	(553)
Share of post -tax results of JVs and associates	37	—	37	—	—	37
Profit before tax	404	168	572	213	—	785
Tax	(16)	(25)	(41)	(58)	—	(99)
Profit after tax	388	143	531	155	—	686

Reconciliation of Adjusted and Underlying Profits – At constant currency

			At constant currency			
Six months ended 30 September 2019	Adjusted at actual exchange rate £m	Constant currency adjustment £m	Adjusted £m	Timing £m	Major Storm costs £m	Underlying £m
UK Electricity Transmission	625	—	625	(42)	—	583
UK Gas Transmission	62	—	62	4	—	66
US Regulated	274	(4)	270	248	—	518
NGV and Other	127	—	127	—	—	127
Total operating profit	1,088	(4)	1,084	210	—	1,294
Net finance costs	(553)	5	(548)	—	—	(548)
Share of post -tax results of JVs and associates	37	—	37	—	—	37
Profit before tax	572	1	573	210	—	783

45

National Grid 2020/21 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Earnings per share calculations from continuing operations – At actual exchange rates

The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2020	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	602	(1)	601	3,513	17.1
Adjusted (also referred to as Headline)	527	(1)	526	3,513	15.0
Underlying	605	(1)	604	3,513	17.2

Six months ended 30 September 2019	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	388	(1)	387	3,430	11.3
Adjusted (also referred to as Headline)	531	(1)	530	3,430	15.5
Underlying	686	(1)	685	3,430	20.0

Timing impacts

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to 'over and under-recoveries'. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission	UK Gas Transmission	US Regulated[1]	Total[2]
	£m	£m	£m	£m
31 March 2020 closing balance	19	5	236	260
Opening balance adjustments	—	—	9	9
Restated 1 April 2020 opening balance	19	5	245	269
Under-recovery	(47)	(13)	(40)	(100)
30 September 2020 closing balance to (recover)/return	**(28)**	**(8)**	**205**	**169**

	UK Electricity Transmission	UK Gas Transmission	US Regulated[1]	Total[2]
	£m	£m	£m	£m
31 March 2019 closing balance	(118)	59	477	418
Opening balance adjustments	—	—	—	—
Restated 1 April 2019 opening balance	(118)	59	477	418
Over/(under)-recovery	42	(4)	(248)	(210)
30 September 2019 closing balance to (recover)/return	**(76)**	**55**	**229**	**208**

1. US Regulated balances have been restated using the average rate of 1.27 for the period to 30 September 2020.
2. The closing balances as at 30 September 2020 and 30 September 2019 would have been £165 million and £217 million respectively had the closing exchange rates been used.

46

National Grid 2020/21 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Capital investment

'Capital investment' or 'investment' refers to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture. In addition, we include the total consideration paid for the acquisition of businesses. We also include the Group's investments by National Grid Partners during the period (which are classified for IFRS purposes as non-current financial assets on the Group consolidated statement of financial position).

Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency		
	2020	2019	%	**2020**	2019	%
Six months ended 30 September	**£m**	£m	change	**£m**	£m	change
UK Electricity Transmission	**548**	471	16 %	**548**	471	16 %
UK Gas Transmission	**85**	167	(49)%	**85**	167	(49)%
US Regulated	**1,641**	1,588	3 %	**1,641**	1,566	5 %
NGV and Other	**224**	235	(5)%	**224**	234	(4)%
Group capital expenditure	**2,498**	2,461	2 %	**2,498**	2,438	2 %

	2020	2019	%
Six months ended 30 September – at actual exchange rates	**£m**	£m	change
Capital expenditure	**2,498**	2,461	2 %
Equity investment, funding contributions and loans to joint ventures and associates	**52**	30	73 %
Total consideration paid for the acquisition of National Grid Renewables Development LLC and Emerald	**—**	209	N/A
Increase in financial assets (National Grid Partners)	**10**	22	(55)%
Group capital investment	**2,560**	2,722	(6)%

	2020	2019	%
Six months ended 30 September – at constant currency	**£m**	£m	change
Capital expenditure	**2,498**	2,438	2 %
Equity investment, funding contributions and loans to joint ventures and associates	**52**	30	73 %
Total consideration paid for the acquisition of National Grid Renewables Development LLC and Emerald	**—**	206	N/A
Increase in financial assets (National Grid Partners)	**10**	22	(55)%
Group capital investment	**2,560**	2,696	(5)%

47